American Lithium Minerals, Inc.

1007 South Street

Carson City, Nevada, 90701

February 2, 2026

Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:  American Lithium Minerals, Inc.

        Offering Statement on Form 1-A

        Filed January 20, 2026

        File No. 024-12707

Dear Ms. Barberena-Meissner:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified Tuesday, February 3, 2026, at 2:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement will be approved in the State of Delaware, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Frank Kristan

Frank Kristan

President

American Lithium Minerals, Inc.

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